

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Lance Rosenzweig
Chief Executive Officer
Support.com, Inc.
1521 Concord Pike
Suite 301
Wilmington, DE 19803

Re: Support.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 30, 2021
File No. 001-37594

Dear Mr. Rosenzweig:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology